

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1030 West Georgia St.
Suite 1830
Vancouver, BC V6E 2Y3

> **Re: Gold Royalty Corp.**
> **Registration Statement on Form F-1**
> **Filed January 12, 2021**
> **File No. 333-252036**

Dear Mr. Garofalo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 Filed January 12, 2021

Management
Advisory Board Compensation, page 78

1. We note your disclosure that you entered into a consulting agreement with Mr. Telfer. Please file the agreement as an exhibit to your filing or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rick Werner